May 1, 2020

VIA EDGAR

Mr. Blaise Rhodes
Mr. Rufus Decker
Division of Corporate Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Papa John's International, Inc. Form 10-K for the Fiscal Year Ended December 29, 2019 Filed February 26, 2020 File No. 000-21660

Dear Messrs. Rhodes and Decker:

Papa John’s International, Inc. (“Papa John’s” or the “Company”) submits this letter to document the outcome of the phone conversations between the staff (the “Staff”) of the Securities and Exchange Commission and the Company on April 21, 2020 and April 24, 2020 regarding the first two comments contained in your letter dated March 16, 2020 commenting on certain adjusted (non-GAAP) financial measures contained in the above-referenced filing, and the Company’s response letter dated April 13, 2020. Our conversations helped us better understand the Staff’s position regarding the non-GAAP adjustments.

For your convenience, we have repeated both of the Staff’s comments below together with the subheadings used in your letter. Each comment is followed by our response to that comment.

Form 10-K for the Fiscal Year Ended December 29, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Items Impacting Comparability; Non-GAAP Measures, page 40

Comment:

1.
Please tell us the consideration you gave to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in adjusting your non-GAAP measures to remove marketing fund investments made by you.

Response: As discussed during the phone conversation between the Staff and the Company on April 24, 2020, beginning with the Company’s earnings release for the first quarter of fiscal 2020, the Company will no longer present adjusted (non-GAAP) financial results excluding the marketing fund investments made by the Company.

Comment:

2.
Please tell us the consideration you gave to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in adjusting your non-GAAP measures to add revenues you did not receive due to royalty relief.

Response: As discussed during the phone conversation between the Staff and the Company on April 24, 2020, beginning with the Company’s earnings release for the first quarter of fiscal 2020, the Company will no longer present adjusted (non-GAAP) financial results adjusted to add revenues we did not receive due to royalty relief.

*****

Thank you for your consideration in reviewing the above responses. Please direct any further comments or requests for additional information to my attention at (502) 261-4759.

Sincerely,
Papa John’s International, Inc.

/s/ Steve Coke

Steve Coke
VP, Investor Relations & Strategy
(Interim Principal Financial and Accounting Officer)

cc:          John Beckman, Hogan Lovells US LLP

2